Exhibit 99.1

                                                        Press Release

[Graphic omitted] Ahold

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  August 1, 2003
                                 For more information:  +31 75 659 57 20

Ahold completes sale of Santa Isabel in Chile to Cencosud

Zaandam, The Netherlands, August 1, 2003 -- Ahold today announced it has successfully closed the sale of its 99.6% interest in Santa Isabel S.A. to Chilean retailer Cencosud S.A.

Ahold and Cencosud completed the transaction based on a total value, excluding any liabilities, of approximately USD 150 million for Ahold's operations in Chile, which is equal to the amount announced at the time of the initial discussions with Cencosud. After adjustment of the value for net working capital and external interest-bearing debt, the net proceeds of the transaction for Ahold amount to approximately USD 77 million. Cencosud will assume the external interest-bearing debt of USD 17.5 million.

The transaction is limited to Ahold's supermarket activities in Chile. Its activities in Peru and Paraguay, previously subsidiaries of Santa Isabel, remain with Ahold and will also be divested, as was announced on April 3, 2003.

Cencosud has interests in real estate, do-it-yourself (DIY) stores and hypermarkets in Chile and Argentina. Its wholly-owned subsidiary, Hipermercados Jumbo S.A., is the third-largest food retailer in Chile with 7 hypermarkets, 16 DIY stores and 3 shopping centers. The company also operates 11 hypermarkets, 23 DIY stores and 11 shopping centers in Argentina.

Santa Isabel has been part of Ahold's store portfolio since 1998. At year-end 2002, Santa Isabel operated 77 stores in Chile. Santa Isabel employs approximately 7,000 people in Chile.

The divestment of Santa Isabel in Chile, the intention of which was announced on February 5, 2003, is part of Ahold's strategic plan to restructure its portfolio to focus on high-performing businesses and to concentrate on its mature and most stable markets.

Ahold Corporate Communications: +31.75.659.57.20

                                                  Albert Heijnweg, 1 Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302